Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

April 19, 2011

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re: FriendFinder Networks Inc.

Amendment No. 12 to Registration Statement on Form S-1
Filed March 17, 2011

File No. 333-156414

Dear Mr. Shuman:

We enclose the response to the Commission Staff's comment letter dated April 13, 2011 regarding Amendment No. 12 to Registration Statement on Form S-1 ("Amendment No. 12") filed on March 17, 2011 by FriendFinder Networks Inc. (the "Company"), and are simultaneously filing Amendment No. 13 to the Registration Statement on Form S-1 (the "Registration Statement"). We have also included a marked copy of the Registration Statement showing changes from Amendment No. 12. to help expedite your review.

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.

General

1.

In a press release dated January 5, 2011, you announced the formation of a new subsidiary, FriendFinder Ventures Inc., which will focus on strategic relationships and investment opportunities in online, gaming, mobile and software based companies. This business is not discussed in your prospectus. In your response letter, please tell us how you determined that a description of this business is not material to an understanding of the business done and intended to be done by your company, or include relevant disclosure in your amended registration statement. See Item 101(c) of Regulation S-K.

The Company has added disclosure relating to FriendFinder Ventures Inc. on page 91 of the Registration Statement.

2.

When available, please tell us your proposed IPO price, when you first initiated

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES    NEW YORK    ORLANDO    PALM BEACH    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Staff's comment is noted. The Company has confirmed that the underwriters have not yet determined an estimated IPO price range or amount. When they do so, the Company will immediately advise the Staff and add the related disclosure in the Registration Statement.

Outside Front Cover Page of Prospectus

3.

Please revise to quantify the percentage of your voting stock that will be beneficially owned by your executive officers, directors, and principal stockholders after completion of the offering. Make a similar revision to your prospectus summary.

The Company has revised the disclosure on the outside cover page of the prospectus and on page 6 of the Registration Statement accordingly.

Inside Front Cover Page

4.

Please delete the second paragraph following the table of contents. The text is not consistent with the requirements of Item 502 of Regulation S-K, or Rule 42 1(d). Eliminate specialized definitions of commonly understood words and customized terms that can be replaced by concise, understandable phrases throughout the prospectus text.

The Company has deleted the above-referenced paragraph following the table of contents on the inside front cover page of the Registration Statement.

Prospectus Summary

About Our Company, page 1

5.

With respect to every third-party statement in your prospectus, such as the statistics provided by comScore on page 1 and Internet World Statistics on page 86, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports have been prepared for you or for use in this filing, file a consent from the party.

The Company has provided supplementally to the Staff as Annex A to this letter an annotated circle-up document citing relevant industry research reports. The Company also confirms that none of the reports were prepared specifically for it.

In addition, with respect to the 196 million unique visitors figure on pages 1, 2, 49 and 81 of the Registration Statement, the Company advises the Staff that ComScore’s internal ranking of FriendFinder Networks, Inc separates us into our component parts, Adult and PG, or Personals.  In order to determine our unique visitors to all of our websites, we must aggregate these two components.  The 196 million unique visitors is comprised of 193.3 unique visitors from the Adult component and 2.8 million unique visitors from the Personals component.

6.

Please revise to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 42 1(b) of Regulation C. For example, but without limitation, your prospectus summary appears to be repeated nearly verbatim in the Company Overview portion of your Business section.

The Company has revised the disclosure accordingly in the Prospectus Summary beginning on page 1 by deleting duplicative information and has also deleted repetitive related party transactions disclosure in the Management's Discussion & Analysis section in the Registration Statement.

7.

Please revise the first paragraphs on pages 1 and 89 to disclose your net losses of $43.2 million in the fiscal year ended December 31, 2010.

The Company has revised the disclosure accordingly on pages 1 and 81 of the Registration Statement.

8.

Modify your disclosure on page 2 to explain what you mean by the term “white-labeling solutions.”

The Company has added disclosure defining the referenced term on pages 2 and 81 of the Registration Statement.

Our New Financing, page 4

9.

In the last paragraph of this section, quantify the amount of your debt that will be repaid using offering proceeds and the amount of your debt that will remain outstanding after the offering.

The Company has added disclosure accordingly on page 6 of the Registration Statement.

Summary Consolidated Financial Information and Other Financial Data, page 8

10.

Please revise footnote (1) to clarify where management believes that it is appropriate to add back the deferred revenue adjustment. In this regard, if you are referencing your adjustment to EBITDA on page 10, then please provide a cross reference to this section. A similar revision should be made to your disclosures on page 46.

The Company has added a cross-reference to the EBIDTA table on page 10 of the Registration Statement to footnote (1) on pages 8 and 47 of the Registration Statement.

Risk Factors, page 13

“We breached certain covenants contained in our previously existing note...,” page 18

11.

Please revise the second paragraph to clarify whether the referenced event constituted an event of default.

The Company has revised the disclosure in the referenced risk factor on page 19 of the Registration Statement to indicate that the referenced event did constitute an event of default under each of the notes.

“Any remaining indebtedness after this offering...,” page 28

12.

Quantify the amount of indebtedness that will remain after the offering.

The Company has added disclosure accordingly on page 30 of the Registration Statement.

“We will incur increased costs as a result of being a public company..,” page 33

13.

You should expand this risk factor to provide quantitative information regarding the estimated costs of becoming a public company, if material.

The Company has revised the referenced public company risk factor on page 35 of the Registration Statement to clarify that the it is currently unable to estimate the increased costs to be incurred in becoming a public company with any degree of certainty.

Capitalization, page 42

14.

We note that your capitalization table does not assume the conversion of the Non-Cash Pay Second Lien notes. Please revise your disclosures on page 7 and in Note J to more clearly describe the restrictions on conversion that led you to not report the conversion of these notes in your pro forma disclosures. In this regard, it appears that these notes will convert on or after your completion of an IPO.

The referenced pro forma disclosure does not report the potential conversion of Non-Cash Pay Second Lien Notes because such notes are convertible only at the option of the holders.  Further, the Company has not received any indication from any of the holders of the Non-Cash Pay Second Lien Notes of their intention to convert any of their notes.  The Company has revised its disclosures on pages 6, 144 and Note J to the consolidated financial statements of the Registration Statement accordingly to indicate that the conversion of the notes is only at the option of the holders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 70

15.

We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

The Company has added disclosure relating to the underlying reasons for material changes in operating cash flows on page 71 of the Registration Statement.

Financing Activities, page 70

16.

Please revise the first paragraph of this section to clarify whether you are currently in compliance with the covenants other than the financial covenants regarding EBITDA; also disclose any past violations of such covenants.

The Company has added disclosure on page 72 of the Registration Statement to indicate that we are currently in compliance with the covenants under our outstanding notes, including all financial covenants.

Contractual Obligations, page 73

17.

Given your sizable obligations in the one to three year and three to five year periods, please revise to add footnotes disclosing the maturity dates of each issuance of debt.

The Company has revised footnote (1) to the Contractual Obligations table on page 75 of the Registration Statement accordingly.

18.

Please revise footnote 2 to provide a more detailed description of the consulting agreements.

The Company have revised footnote (2) to the Contractual Obligations table on page 75 of the Registration Statement by cross referencing the disclosure in “Certain Relationships and Related Party Transactions — Confirmation of Certain Consents and Exchange Fees.”

19.

Tell us your consideration to include scheduled interest payments on the company’s outstanding debt obligations in your contractual obligations table. If interest payments are excluded from the table, then please include a footnote to the table indicating as such and provide information regarding the company’s interest obligations to the extent this information is material to an understanding of the company’s cash requirements.

The Company has added footnote (5) to the Contractual Obligations table on page 75 of the Registration Statement accordingly.

Our Industry

Growth in Online Advertising, page 88

20.

It is unclear why the disclosure in this section is applicable to your business, given that to date, online advertising revenue has represented less than 0.1% of your net revenue. Please revise.

The Company has added disclosure on page 85 of the Registration Statement to explain that the Company views online advertising, with continued worldwide growth, to be a significant growth opportunity.

Management, page 106

21.

For each director, please revise to disclose on an individual basis why the person’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director, in light of your business and structure. See Item 401 (e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

We have added disclosure on pages 99-102 of the Registration Statement to explain on an individual basis why the director’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director for the Company, in light of our business and structure.

Executive Compensation

Compensation Discussion and Analysis, page 112

22.

On pages 79 and 138, you state that on December 17, 2009, you entered into certain compensation agreements with Messrs. Bell and Staton, effective upon the consummation of this offering, to compensate Messrs. Bell and Staton for their continued service to your company. Please tell us how you determined that it was not necessary to provide disclosure pursuant to Item 402 of Regulation S-K.

As described on pages 130-131 of the Registration Statement, due to the extreme time pressure to close the Various acquisition, it was impracticable for the Company to issue securities in connection with the acquisition. Accordingly, Messrs. Bell and Staton entered into a reimbursement agreement to grant the sellers of Various certain options to purchase shares of the Company's common stock. The December 17, 2009 agreement was entered into solely to partially reimburse Messrs. Bell and Staton for such equity transfers and was not intended to compensate them as executive officers of the Company. The Company has revised its disclosure on page 131 of the Registration Statement accordingly.

Summary Compensation Table, page 121

23.

On page 124, you state than on April 1, 2010, Mr. Shashoua's employment agreement was amended and restated to, among other things, provide for a one-time additional payment of $233,333, which was made in January 2011.  We note that you have not recorded this amount in the summary compensation table.  Please tell us how you concluded that the additional payment was not earned by Mr. Shashoua during 2010.  See Item 402(c)(2) of Regulation  S-K.

Mr. Shashoua's amended and restated employment agreement, dated April 1, 2010, provided for additional cash compensation of $233,333 in connection with his continued employment through the completion of the Company's IPO. The cash payment was made in January, 2011. Since the IPO is pending and is expected to be consummated in 2011, the Company has determined that half of the compensation was earned in 2010 and the other half will be earned in 2011. The Summary Compensation table on page 115 of the Registration Statement has been revised to reflect cash compensation of $116,667 for Mr. Shashoua in 2010.

Principal Stockholders, page 130

24.

In footnote five, you state that “Mr. Rispoli, Mr. Bassou and Mr. Adam share voting and dispositive power over the shares held by Absolute Income Fund, L.P., but disclaim beneficial ownership of such shares for all other purposes.” Please tell us the purpose of the disclaimer.

The referenced entity is a fund managed for the benefit of its investors. While the referenced parties have voting and dispositive control over the shares in question, they have indicated that they wish to disclaim beneficial ownership except to the extent of their pecuniary interests in the shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended. The disclosure on page 125 of the Registration Statement has been revised accordingly.

25.

We note the disclaimers of beneficial ownership in footnotes seven, eight, and thirteen. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 1 3d-3, which states that beneficial ownership is based on voting and investment power. See Instruction 2 to

Item 403 of Regulation S-K and Exchange Act Rule 1 3d-3 (a). To the extent that you choose to retain the disclaimers of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership as you have, and (ii) clarify who has voting and/or investment power over the disclaimed interest.

Please see the Company's response to Comment No. 24 above.

Certain Relationships and Related Person Transactions, page 134

26.

Please revise the last sentence of the first paragraph to delete the statement that the related party transactions were each negotiated “at an arm’s length basis.”

The Company has deleted the statement that the related party transactions were each negotiated “at an arms length basis.” on page 127 of the Registration Statement.

Exchange for New First Lien Notes and Cash Pay Second Lien Notes, page 141

27.

Please revise this section and the immediately following section to disclose the amounts of New First Lien Notes, Cash Pay Second Lien Notes, and Non-Cash Pay Second Lien Notes that each related party received; if the exchanges were done on a one-for-one basis, please revise to clarify. See Item 404(a) of Regulation S-K.

The Company has revised the disclosure on pages 134 and 135 of the Registration Statement to disclose the amounts of New First Lien Notes, Cash Pay Second Lien Notes, and Non-Cash Pay Second Lien Notes that each related party received and to clarify the exchange ratios between the old notes and the new notes.

Certain Material U.S. Tax Considerations, page 164

28.

Please revise the title and first sentence of this section to state that your discussion addresses all material U.S. tax considerations.

The Company has revised the title and first sentence of the section entitled "Certain Material U.S. Tax Considerations" accordingly on page 157 of the Registration Statement.

Consolidated Financial Statements

Note C. Summary of Significant Accounting Policies 14. Revenue Recognition, page F-10

29.

Please clarify what you mean by your reference to “periods for which no additional amounts are charged.” In this regard, if you are referring to free promotional periods, please indicate this in your disclosure and clarify the nature of such promotions.

The Company has revised the disclosure on page F-10 of the Registration Statement to specify that the periods for which no additional amounts are charged relates to free promotional periods and to describe the nature of such promotions.

Note J. Long-term Debt, page F-19

30.

We note from your disclosure on page F-21 that Non-Cash Pay Second Lien Notes will be convertible into shares of the company’s common stock upon consummation of the IPO and that the conversion price will be based on the per share offering price but will be limited to 21.1% of the company’s fully diluted equity. Please provide us with your analysis in determining that a beneficial conversion feature need not be recorded. We refer you to ASC 470-20-40.

As the Non-Cash Pay Second Lien Notes are not convertible until and unless an IPO is consummated, any beneficial conversion feature would be contingent on the successful completion of an IPO.  ASC 470-20-25-6 provides that any contingent beneficial conversion feature should be measured using the commitment date stock price but not recognized in earnings until the contingency is resolved.  Accordingly, any beneficial conversion option will be recorded upon the consummation of the IPO.

As the conversion price will be based on the per share offering price, there was no conversion price set at the issuance date of the notes (“the commitment date”), however as the fair value of the notes at issuance was less than stated principal, such fair value is being considered as the proceeds received for the notes and the resultant discount together with the fair value of the Company’s common stock at issuance is being used to calculate an effective conversion price and determine the intrinsic value of the embedded conversion option (“beneficial conversion feature”) at the issuance date of the notes.  As the number of shares to be obtained on conversion is limited to 21.1% of the Company’s fully diluted equity, the beneficial conversion feature is being calculated initially based on the 21.1% of the fully-diluted shares at the issuance date of the notes assuming the conversion of outstanding preferred stock and the exercise of outstanding warrants at such date.  Upon completion of the IPO, the number of shares to be obtained upon conversion will be increased based on the common shares sold in the IPO, and the outstanding stock options which will be deemed granted on the completion of the IPO as described in Note M to the financial statements and the beneficial conversion feature will be adjusted.

The initial beneficial conversion feature for the $183,698,000 principal amount of Non-Cash Pay Second Lien Notes which were exchanged for the Subordinated Convertible Notes was calculated to be approximately $10.3 million.  Such value was determined on October 8, 2009 when the Subordinated Convertible Notes were deemed issued and existing Convertible Notes were deemed extinguished as described in the penultimate paragraph of Note J (g) to the financial statements.  As described in the third paragraph of Note J (a), as the Non-Cash Pay Second Lien Notes were determined not to be substantially different from the outstanding Subordinated Convertible Notes for which they were exchanged, the exchange was accounted for as if the outstanding notes were not extinguished and therefore there was no new issuance date for such notes.

The exchange of $48,760,000 principal amount of Non-Cash Pay Second Lien Notes on October 27, 2010 for the Subordinated Term Notes was accounted for as an extinguishment of such notes as described in the last paragraph of Note J (a).  No initial beneficial conversion feature has yet been computed for the new notes as the calculation would be based, in part, on the fair value of the Company’s common stock on the exchange date which will be deemed to be the IPO price which has not yet been determined.

Note M. Stock Options, page F-29

31.

Once the Company has established an estimated IPO price range, please revise your disclosures to also indicate the estimated compensation expense (or range of expense) for stock options granted in fiscal 2010, 2009, and 2008 that will be recorded as a cumulative compensations adjustment upon effectiveness.

The Staff's comment is noted. Once an estimated IPO price range is determined by the underwriters, the Company will revise its disclosure in the footnotes to the financial statements in the Registration Statement to indicate the estimated compensation expense (or range of expense) for stock options granted in fiscal 2010, 2009, and 2008 that will be recorded as a cumulative compensation adjustment.

Note Q. Contingencies, page F-34

32.

Please provide us with your analysis as to how you determined it was appropriate to record a liability for your litigation with Broadstream Capital Partners, Inc. at the low end of the estimated range of $13 million. In this regard, please confirm that there was no other amount that appeared to be a better estimate of the loss. We refer you to ASC 450- 20-30-1. To the extent that your estimate changes from the mediation scheduled for April 14, 2011, please provide us with any updated information impacting your estimates.

The Company confirms that there is no other amount that could be a better estimate of the loss.  The April 14, 2011 mediation did not result in a settlement between the parties and did not change the Company’s opinion of potential loss.  The Company continues to believe that the evidence discovered to this point does not support recovery in excess of $13 million.

Exhibit Index, page II-8

33.

In the second sentence of the first paragraph of this section, you state that the representations and warranties were made “solely” for the benefit of the other parties to the applicable agreement. Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-5 1283 (March 1, 2005).

The Company has revised its disclosure on page II-8 of the Registration Statement to remove the word "solely."

We look forward to hearing from you regarding Amendment No. 13.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser